As filed with the Securities and Exchange Commission on April 29, 2013	Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYNTHETIC BIOLOGICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	13-3808303 (I.R.S. Employer Identification Number)

155 Gibbs Street, Suite 412
Rockville, Maryland 20850

(734) 332-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey Riley

Chief Executive Officer and President

Synthetic Biologics, Inc.

155 Gibbs Street, Suite 412
Rockville, Maryland 20850

(734) 332-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

With copies to:

Leslie Marlow, Esq.

Gracin & Marlow, LLP

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

Approximate date of commencement of proposed sale to the public:   From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)(3)	Proposed Maximum Offering Price per Security(4)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Common stock, par value $.001 per share	10,788,065 shares	$1.53	$16,505,739	$2,251.39

(1)

There is also being registered hereunder an indeterminate number of additional shares of common stock as shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Includes (a) 10,152,210 shares of common stock currently outstanding and (b) 635,855 shares of common stock issuable upon exercise of warrants.

(3)

Includes an aggregate of 4,110,855 shares of common stock previously registered on the registrant’s Registration Statements of Form S-1 (Reg. No. 333-185457), of which 635,855 shares of common stock are issuable upon exercise of warrants.

(4)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act based upon a $1.53 per share average of high and low prices of the registrant’s common stock on the NYSE MKT on April 26, 2013.

(5)	A fee of $1,321.50 is being paid with the filing of this registration statement. The fee relates to 6,677,210 shares of common stock. A fee of $929.89 that included 3,475,000 shares of common stock outstanding and 635,855 shares of common stock underlying warrants was previously paid in connection with the registrant’s Registration Statements on Form S-1 (Reg. No. 333-185457).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_________________________________________

Pursuant to Rule 429 of the Securities Act of 1933, the prospectus included in this registration statement also relates to certain unsold securities of the registrant registered under Registration Statement No. 333-185457.

EXPLANATORY NOTE

This registration statement on Form S-3 includes an aggregate of 4,110,855 shares of common stock of the registrant previously registered on Registration Statement on Form S–1, File No. 333–185457 (the “Prior Registration Statement”), originally filed with the Securities and Exchange Commission on December 13, 2012 and subsequently declared effective, which includes 635,855 shares of registrant’s common stock underlying certain warrants. Pursuant to Rule 429 under the Securities Act of 1933, as amended, this registration statement, upon effectiveness, will serve as a post-effective amendment to the Prior Registration Statement. Accordingly, this registration statement carries forward from the Prior Registration Statement an aggregate of 4,110,855 shares of common stock. In addition, this registration statement registers for resale by certain selling stockholders an additional 6,677,210 shares of common stock which have not been previously registered.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 29, 2013

10,788,065 Shares

Common Stock

This prospectus relates to the resale by the investors listed in the section titled “Selling Stockholders”, and we refer to the investors as the Selling Stockholders (the “Selling Stockholders”) of up to 10,788,065 shares of our common stock, par value $0.001 per share (the “Shares”), of which 10,152,210 shares of common stock are currently outstanding and 635,855 shares of common stock are issuable upon exercise of warrants (the “Warrants”). The Shares and Warrants were acquired by the Selling Stockholders in connection with a private placement offering we completed on October 30, 2012 (the “October 2012 Private Placement”) and the Second Channel Agreement and the related Stock Issuance Agreement with Intrexon Corporation (“Intrexon”) that we entered into on August 6, 2012 (the “Second Stock Issuance Agreement”).

We are filing the registration statement of which this prospectus forms a part in order to fulfill contractual obligations that we have to the Selling Stockholders. All of the outstanding Shares and Warrants described above were previously issued in private placement transactions completed prior to the filing of the registration statement of which this prospectus forms a part.  We will not receive any proceeds from the disposition of such shares.

Our common stock is traded on NYSE MKT under the symbol “SYN”. On April 26, 2013, the last reported sale price for the common stock was $1.53 per share. We urge prospective purchasers of our common stock to obtain current information about the market prices of our common stock. The prices at which the selling stockholders may sell the shares of common stock in this offering will be determined by the prevailing market price for the shares of common stock or in negotiated transactions.

Our executive offices are located at 155 Gibbs Street, Suite 412, Rockville, Maryland 20850. Our telephone number is (734) 332-7800.

Investing in our common stock involves risks. Risks associated with an investment in our common stock are described in “Risk Factors” on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2013.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful.  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission.  The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus.  That registration statement can be read at the Securities and Exchange Commission website or at the Securities and Exchange Commission’s offices listed under the heading “Where You Can Find More Information.”  We have not authorized anyone else to provide you with different information or additional information.  You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

PROSPECTUS SUMMARY

Our Business

We are a biotechnology company focused on the development of biologics for the prevention and treatment of serious infectious diseases. We are developing an oral enzyme for the prevention of C. difficile infections, and a series of monoclonal antibody therapies for the treatment of Pertussis and Acinetobacter infections. In addition, we are developing a drug candidate for the treatment of relapsing-remitting multiple sclerosis and cognitive dysfunction in multiple sclerosis, and have partnered the development of a treatment for fibromyalgia.

Product Pipeline:

Summary of Infectious Disease Programs:

•	Clostridium difficile (C. difficile) infections: In November 2012, we acquired a series of oral beta-lactamase enzymes (P1A, P2A and P3A) and related assets targeting the prevention of C. difficile infections (CDI), the leading cause of hospital acquired infections (HAI), that generally occurs secondary to treatment with intravenous antibiotics. The acquired assets include a pre-Investigational New Drug (IND) package for P3A (SYN-004), Phase I and Phase II clinical data for P1A, manufacturing processes and data, and a portfolio of issued and pending U.S. and international patents intended to support an IND and Biologic License Application (BLA) with the FDA. Utilizing this portfolio of assets, we intend to develop a proprietary oral beta-lactamase enzyme product candidate, SYN-004, previously known as IPSAT P3A. When co-administered with certain intravenous beta-lactam antibiotics, it is expected that SYN-004 can degrade the antibiotic that is excreted in the gastrointestinal (GI) tract, thus preserving the natural balance of the patient's microflora, and preventing opportunistic infections including CDI. Beta-lactam antibiotics are a mainstay in hospital infection management and include the commonly used penicillin and cephalosporin classes of antibiotics. According to GlobalData, an estimated 8.7 million Americans were administered intravenous beta-lactam antibiotics in 2011.

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•	Pertussis: In December 2012, in collaboration with Intrexon, we initiated development of a monoclonal antibody (mAb) therapy for the treatment of Pertussis infections, more commonly known as whooping cough. We are developing a mAb therapy, SYN-005, designed to target and neutralize the pertussis toxin, in order to reduce the mortality rate in infants and potentially shorten the duration of chronic cough in afflicted adults. To further the development of this potential therapy for Pertussis, we entered into an agreement with The University of Texas at Austin to license the rights to certain research and pending patents related to pertussis antibodies. According to the World Health Organization, each year, B. pertussis infection causes an estimated 294,000 deaths worldwide, primarily among young, unvaccinated children.

•	Acinetobacter infections: In September 2012, in collaboration with Intrexon, we initiated efforts to develop a mAb therapy for the treatment of Acinetobacter infections. Many strains of Acinetobacter are multidrug-resistant and pose an increasing global threat to hospitalized patients, wounded military personnel and those affected by natural disasters. A treatment for Acinetobacter infections represents a multi-billion dollar market opportunity.

Summary of Multiple Sclerosis Program:

•	TrimestaTM (oral estriol) is being developed as an oral once-daily treatment for relapsing-remitting multiple sclerosis (MS) in women. Patient enrollment is complete in this two-year, randomized, double-blind, placebo-controlled Phase II clinical trial being conducted at 15 centers in the U.S. The primary endpoint is relapse rate at two years, with top-line results expected in 1H 2014. This trial is supported by grants exceeding $8 million, which should be sufficient to fund the trial through completion. Current sales of injectable disease-modifying therapies for MS are estimated at $8.9 billion annually.

•	TrimestaTM is also being developed for the treatment of cognitive dysfunction in female MS patients. This 12-month randomized, double-blind, placebo-controlled Phase II clinical trial being conducted at University of California, Los Angeles (UCLA). The primary endpoint is the effect on cognitive function as assessed by Paced Auditory Serial Addition Test (PASAT). Patient enrollment is ongoing. The majority of the costs of this trial are being funded by grants from foundations and charitable organizations and we have pledged approximately $500,000 to UCLA to partially fund this trial payable over three years. An estimated 50-65% of MS patients are expected to develop disabilities due to cognitive dysfunction and there is currently no approved treatment.

Summary of Fibromyalgia Program:

•	EffirmaTM (flupirtine) is being developed for the treatment of fibromyalgia by Meda AB (Meda), a multi-billion dollar international pharmaceutical company. On May 6, 2010, we entered into a sublicense agreement with Meda covering all of our patents’ rights on the use of flupirtine for fibromyalgia in the U.S., Canada and Japan. The sublicense agreement provides that all ongoing and future development costs are to borne by Meda and we are entitled to receive certain payments if milestones are achieved and royalties on sales. According to Meda’s 2012 Year-End Report filed in February 2013, Meda has received the go-ahead from the FDA to conduct a Phase II proof of concept study for the treatment of fibromyalgia. Meda also announced that the randomized, double-blind, placebo and active-controlled study of patients with fibromyalgia will be conducted at 25 clinics in the U.S. Based on an estimated annual price of $1,200 per fibromyalgia patient, we estimate that the total market potential in the U.S. is $6 billion.

In order to further prioritize our focus, we have elected to discontinue further development of AEN-100 for the treatment of amyotrophic lateral sclerosis. However, we are currently seeking development partners for our zinc-based intellectual property and assets including, AEN-100.

Pipeline Programs and Therapeutic Areas

Infectious Disease Programs

We are focused on the development of biologics for the prevention and treatment of serious infectious diseases. Infectious disease outbreaks are increasing while intervention options are declining due to widespread multidrug-resistant bacteria, increasing numbers of immuno-compromised patients (eg. the elderly and cancer patients), and the isolation of new pathogens. We are developing an oral enzyme for the prevention of C. difficile infections, and a series of monoclonal antibody therapies for the treatment of Pertussis and Acinetobacter infections.

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C. difficile Infections:

According to the Agency for Healthcare Research and Quality, aggregate costs associated with CDI-related stays in the hospital were $8.2 billion in the U.S. during 2009. CDI is a rising global HAI problem in which the toxins produced by C. difficile bacteria result in diarrhea (C. difficile-associated diarrhea (CDAD)), and in the most serious cases, pseudomembranous colitis (erosion of the lower GI tract) that can lead to death. CDI is a major, unintended risk associated with the prophylactic or therapeutic use of intravenous antibiotics, which may alter the natural balance of microflora that normally protect the GI tract, leading to C. difficile overgrowth and infection. Other risk factors for CDI include hospitalization, prolonged length of stay, underlying illness, immune-compromising conditions including the administration of chemotherapy, and advanced age.

CDI is a widespread and often drug resistant infectious disease, resulting in more than 337,000 hospitalizations and 30,000 deaths in the U.S. during 2009, according to the U.S. Department of Health & Human Services. CDI has surpassed methicillin-resistant staphylococcus aureus (MRSA) as the most frequent infection acquired in the hospital. It has recently been reported by The Centers for Disease Control and Prevention that the current number of CDI cases may be as high as 500,000 annually in the U.S. Controlling the spread of CDI has proven challenging, as the C. difficile spores are easily transferred to patients via normal contact with healthcare personnel and other inanimate objects. There is currently no vaccine or approved product for the prevention of C. diff infection.

C. difficile: Acquisition of Clinical-Stage Program

In November 2012, we acquired a series of oral beta-lactamase enzymes (P1A, P2A and P3A) and related assets targeting the prevention CDI, the leading cause of HAIs, that generally occurs secondary to treatment with intravenous antibiotics. The acquired assets include a pre-IND package for P3A (SYN-004), Phase I and Phase II clinical data for P1A, manufacturing processes and data, and a portfolio of issued and pending U.S. and international patents intended to support an IND and BLA with the FDA. Utilizing this portfolio of assets, we intend to develop a proprietary oral beta-lactamase enzyme product candidate, SYN-004, previously known as IPSAT P3A. When co-administered with certain intravenous beta-lactam antibiotics, it is expected that SYN-004 can degrade the antibiotic that is excreted in the GI tract, thus preserving the natural balance of the patient's microflora, and preventing opportunistic infections including CDI. Beta-lactam antibiotics are a mainstay in hospital infection management and include the commonly used penicillin and cephalosporin classes of antibiotics. According to GlobalData, an estimated 8.7 million Americans were administered intravenous beta-lactam antibiotics in 2011.

C. difficile: Oral Enzyme Background

We acquired a series of oral beta-lactamase enzymes (P1A, P2A and P3A). Beta-lactamase enzymes have the ability to degrade beta-lactam antibiotics that may be excreted into the GI tract. P1A (the first generation candidate) showed acceptable safety and tolerability in a Phase I study. In addition, two Phase II clinical studies demonstrated that P1A had the ability to preserve GI microflora in hospitalized patients treated with intravenous ampicillin or the combination of piperacillin and tazobactam.

C. difficile: Clinical Development

Compared to the first generation oral enzyme candidate, P1A, we believe that SYN-004 (formerly P3A) will have activity against a broader spectrum of beta-lactam antibiotics, including both penicillins and most cephalosporins. Due to the structural similarities between P1A and SYN-004 for the prevention of CDI, along with previous discussions with the FDA, it is anticipated that certain preclinical data collected on P1A may be used in support of an IND for our new product candidate, SYN-004.

Monoclonal Antibodies:

Monoclonal Antibodies for Infectious Diseases

Acting as the body's army, antibodies are proteins, generally found in the bloodstream, that provide immunity in detecting and destroying pathogens, such as viruses and bacteria and their associated toxins. MAbs can also be designed and produced as therapeutic agents, utilizing protein engineering and recombinant production technologies. The mAbs being developed under our collaboration with Intrexon are intended to supplement a patient's own immune system by providing the means to specifically and rapidly neutralize and/or clear specific pathogens and toxins of interest in a process known as “passive immunity”. Many pathogens that cause infectious diseases are innately resistant to, or over time have developed increased resistance to, antibiotics and other drugs.

Intrexon Collaboration: Monoclonal Antibodies for Infectious Diseases

In August 2012, we entered into a worldwide exclusive channel collaboration with Intrexon through which we intend to develop a series of mAb therapies for the treatment of certain infectious diseases not adequately addressed by existing therapies. Utilizing Intrexon’s comprehensive suite of proprietary technologies, including the mAbLogix™ platform for rapid discovery of fully human mAbs and the LEAP™ cell processing station, our initial efforts will target three infectious disease indications. We also have the option to target an additional five infectious disease indications under this collaboration. To date, we have initiated development of a mAb therapy for the treatment of Pertussis and Acinetobacter infections.

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(mAbLogixTM and LEAPTM are registered trademarks of Intrexon Corporation)

Bordetella pertussis (B. pertussis) is a gram-negative bacterium that infects the upper respiratory tract, causing uncontrollable, violent coughing. Antibiotic treatment does not have a major effect on the course of Pertussis, because while it can eliminate the B. pertussis bacteria from the respiratory tract, it does not neutralize the pertussis toxin. Infants with Pertussis often require hospitalization in pediatric intensive care units, frequently requiring mechanical ventilation. Pertussis in adults generally leads to a chronic cough referred to as the "cough of 100 days." The incidence of Pertussis is increasing in association with exposure of unvaccinated and under-vaccinated individuals including infants who are not yet fully vaccinated, exposure of individuals whose immunity has diminished over time, as well as asymptomatic carriers.

According to the World Health Organization, each year, B. pertussis infection causes an estimated 294,000 deaths worldwide, primarily among young, unvaccinated children. Recent news reports throughout the U.S. indicate that the pertussis vaccine introduced in the 1990s does not provide long-term protection and, as a result, whooping cough cases are increasing to a 60-year high. There is no approved treatment for Pertussis, and antibiotic treatment does not have a major effect on the course of Pertussis, because while it can eliminate the B. pertussis bacteria from the respiratory tract, it does not neutralize the pertussis toxin.

Pertussis: Intrexon Collaboration and The University of Texas at Austin Agreement

In December 2012, we initiated mAb development for the treatment of Pertussis focusing on toxin neutralization pursuant to our August 2012 collaboration with Intrexon. Unlike antibiotics, we are developing a mAb therapy, SYN-005, to target and neutralize the pertussis toxin, in order to reduce the mortality rate in infants and potentially shorten the duration of chronic cough in afflicted adults. SYN-005 is currently in preclinical studies.

To further the development of this potential therapy for pertussis, we have entered into an agreement with The University of Texas at Austin to license the rights to certain research and pending patents related to pertussis antibodies. These research efforts are being conducted at the Cockrell School of Engineering in the laboratory of Assistant Professor, Jennifer A. Maynard, Ph.D., the Laurence E. McMakin, Jr. Centennial Faculty Fellow in the McKetta Department of Chemical Engineering. Dr. Maynard brings to the project her expertise in defining the key neutralizing epitopes of pertussis toxin to optimize the potential efficacy of antibody therapeutics.

Acinetobacter Infections:

Acinetobacter baumanii is a difficult to treat pathogen due to its rapid and well-established development of resistance to most antibiotics, making it a multidrug-resistant pathogen. In addition, as a biofilm-forming pathogen, Acinetobacter baumanii has the ability to survive up to twice as long as non-biofilm-forming pathogens. In the U.S., Acinetobacter baumanii has been reported to be the cause of up to 2.6% of hospital acquired infections, 1.3% of bloodstream infections and 7% of ICU respiratory tract infections, and more than half of the Acinetobacter baumanii isolates are multidrug-resistant. According to published articles, mortality rates as high as 43% are reported in hospital and ICU settings. While Acinetobacter baumanii is a well-documented pathogen in the hospital setting, this pathogen also poses an increasing danger to wounded servicemen and women in military treatment centers and to those treated in trauma centers following natural disasters.

A treatment for Acinetobacter infections represents a multi-billion dollar market opportunity.

Acinetobacter: Intrexon Collaboration

In August 2012, we initiated a mAb discovery and development program for Acinetobacter infections pursuant to our August 2012 collaboration with Intrexon. Discovery efforts for the development of a mAb are currently underway.

Multiple Sclerosis Program

Relapsing-Remitting MS in Women:

MS is a progressive neurological disease in which the body loses the ability to transmit messages along central nervous system nerve cells, leading to pain, loss of muscle control, paralysis, cognitive impairment and in some cases death. According to the National Multiple Sclerosis Society (NMSS), more than 2.5 million people worldwide (approximately 400,000 patients in the U.S. of which approximately 70% are women) have been diagnosed with MS. The diagnosis is typically made in young adults, ages 20 to 50. According to the NMSS, approximately 85% of MS patients are initially diagnosed with the relapsing-remitting form, and 10-15% with other progressive forms.

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There are ten FDA-approved therapies for the treatment of relapsing-remitting MS: Betaseron®, Rebif®, Avonex®, Novantrone®, Copaxone®, Tysabri®, Gilenya®, Extavia®, Aubagio® and TecfideraTM. Many of these therapies provide only a modest benefit for patients with relapsing-remitting MS. All of these drugs except Gilenya® and TecfideraTM require frequent (daily, weekly & monthly) injections (or infusions) on an ongoing basis and can be associated with unpleasant side effects (such as flu-like symptoms) and high rates of non-compliance among users. Despite the availability of therapies for the treatment of relapsing-remitting MS, the disease is highly underserved and exacts a heavy personal and economic toll.

Current sales of injectable disease-modifying therapies for MS are estimated at $8.9 billion annually.  According to various reports, sales of oral disease-modifying therapies for MS, such as Trimesta, if and when approved, are anticipated to grow from $500 million in 2010 to in excess of $5 billion annually by 2017.

Relapsing-Remitting MS: Background

Research has shown that pregnant women with MS tend to experience a spontaneous reduction of disease symptoms during pregnancy, particularly in the third trimester. The PRIMS (Pregnancy In MS) study, a landmark clinical study published in the New England Journal of Medicine followed 254 women with MS during 269 pregnancies and for up to one year after delivery. The PRIMS study demonstrated that relapse rates were significantly reduced by 71% (p < 0.001) through the third trimester of pregnancy compared to pre-pregnancy-rates, and that relapse rates increased by 120% (p < 0.001) during the first three months after birth (post-partum) and then return to pre-pregnancy rates. It has been hypothesized that the female hormone, estriol, produced by the placenta during pregnancy, plays a role in “fetal immune privilege”, a process that prevents a mother’s immune system from attacking and rejecting the fetus. The maternal levels of estriol increase linearly through the third trimester of pregnancy until birth, whereupon it abruptly returns to low circulating levels. The anti-autoimmune effects of estriol are thought to be responsible for the therapeutic effects of pregnancy on MS.

Rhonda Voskuhl, M.D., Director, UCLA MS program, UCLA Department of Neurology, has found that plasma levels of estriol achieved during pregnancy have potent immunomodulatory effects. She further postulated and tested in a pilot clinical study that oral doses of estriol may have a therapeutic benefit when administered to non-pregnant female MS patients by, in essence, mimicking the spontaneous reduction in relapse rates seen in MS patients during pregnancy.

Estriol has been approved and marketed for over 40 years throughout Europe and Asia for the oral treatment of post-menopausal symptoms. It has never been approved by the U.S. FDA for any indication.

Relapsing-Remitting MS: Clinical Development

Trimesta (oral estriol) is being developed for the treatment of relapsing-remitting MS in women. An investigator-initiated, 10-patient, 22-month, single-agent, crossover clinical trial to study the therapeutic effects of 8 mg of oral Trimesta taken daily in non-pregnant female relapsing-remitting MS patients was completed in the U.S. The total volume and number of gadolinium-enhancing lesions were measured by brain magnetic resonance imaging (an established neuroimaging measure of disease activity in MS). Over the next three months of treatment with Trimesta, the median total enhancing lesion volumes decreased by 79% (p = 0.02) and the number of lesions decreased by 82% (p = 0.09). They remained decreased during the next 3 months of treatment, with lesion volumes decreased by 82% (p = 0.01), and numbers decreased by 82% (p =0.02). Following a six-month drug holiday during which the patients were not on any drug therapies, median lesion volumes and numbers returned to near baseline pretreatment levels. Trimesta therapy was reinitiated during a four-month retreatment phase of this clinical trial. The relapsing-remitting MS patients again demonstrated a decrease in enhancing lesion volumes of 88% (p = 0.008) and a decrease in the number of lesions by 48% (p = 0.04) compared with original baseline scores.

A Phase II randomized, double-blind, placebo-controlled clinical trial is currently underway at 15 centers in the U.S. under the direction of Lead Principal Investigator, Dr. Rhonda Voskuhl. The purpose of this clinical trial is to evaluate whether 8 mg of oral Trimesta taken daily over a two year period will reduce the rate of relapses in a large population of female patients with relapsing-remitting MS. Investigators are administering either Trimesta or matching placebo, in addition to a standard of care, glatiramer acetate injections (Copaxone®), an FDA-approved therapy for MS, to women between the ages of 18 to 50 who have been recently diagnosed with relapsing-remitting MS. Relapse rates at two years is the primary endpoint in this clinical trial being run under an investigator-initiated IND. As of January 23, 2012, 164 patients have been enrolled and enrollment has been closed. The patients will be dosed and monitored for two years with the last patient scheduled to complete two years of therapy in January 2014.

With over $8 million in grant funding to date, the ongoing Trimesta clinical trial should be funded to its completion.

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Cognitive Dysfunction in MS:

According to the NMSS and the Multiple Sclerosis Society of Canada publication, Hold that Thought! Cognition and MS, it is fairly common for people with MS to complain of cognitive difficulties, such as remembering things, finding the right words and the ability to concentrate. Among MS patients, 50-65% have some degree of cognitive dysfunction.

The major areas of cognition that may be affected include complex attention and executive functions. Complex attention involves multitasking, the speed with which information can be processed, learning and memory, and perceptual skills; executive functions include problem solving, organizational skills, the ability to plan, and word finding. Just as the nature, frequency, and severity of MS-related physical problems can widely vary, not all people with MS will have cognitive dysfunction, and no two people will experience exactly the same type or severity.

Cognitive Dysfunction in MS: Background

In the investigator-initiated, 10-patient, 22-month, single-agent, crossover clinical trial conducted by Dr. Rhonda Voskuhl, a statistically significant 14% improvement from baseline in the PASAT cognitive testing scores (p = 0.04) was observed in relapsing-remitting MS patients after six months of Trimesta therapy. PASAT is a routine cognitive test performed in patients with a wide variety of neuropsychological disorders such as MS. The PASAT scores are expressed as a mean percent change from baseline.

Cognitive Dysfunction in MS: Clinical Development

Our Trimesta (oral estriol) drug candidate is also being developed for the treatment of cognitive dysfunction in female MS patients. This randomized, double-blind, placebo-controlled Phase II clinical trial to evaluate Trimesta’s potential neuroprotective and therapeutic effect on cognitive dysfunction in female MS patients is currently enrolling relapsing-remitting or secondary-progressive female MS patients at UCLA. Up to 64 patients between the ages of 18 and 50 will be randomized 1:1 into the treatment and placebo groups. Dr. Voskuhl will administer either oral Trimesta or a matching placebo, in addition to any FDA-approved MS treatment. Each patient will be dosed and monitored for one year after being enrolled. The primary endpoint in this clinical trial being run under an investigator-initiated IND application is expected to be improvement in PASAT cognitive testing scores versus matching placebo. We and a private foundation have pledged to equally support this new clinical trial, and we will also provide Trimesta drug supply. The trial also received contributions from several other supporters. Patient recruitment and enrollment into this trial is ongoing.

Fibromyalgia Program

Fibromyalgia is a chronic and debilitating condition characterized by widespread pain and stiffness throughout the body, often accompanied by severe fatigue, insomnia and alterations in mood. According to the National Fibromyalgia Association, fibromyalgia affects an estimated 3-6% of the population worldwide, including an estimated 10 million people in the U.S. There are presently three FDA products approved for the treatment of fibromyalgia – Lyrica®, Cymbalta® and Savella®.

Based on an estimated annual price of $1,200 per fibromyalgia patient, we estimate that the total market potential in the U.S. is $6 billion.

Fibromyalgia: Meda Corporate Partnership

On May 6, 2010, we entered into a sublicense agreement with Meda, a multi-billion dollar international pharmaceutical company, pursuant to which Meda assumed all future development costs and may commercialize flupirtine, a molecular entity with a unique mode of action for the treatment fibromyalgia in the U.S. As consideration for such sublicense, we received an up-front payment of $2.5 million and are entitled to milestone payments of $5 million upon the FDA’s acceptance of the New Drug Application (NDA) for flupirtine for fibromyalgia and $10 million upon FDA approval of such NDA. Pursuant to the sublicense agreement, we will also receive a 7% royalty on net sales of flupirtine for fibromyalgia in the U.S., Canada and Japan, with such royalties being shared equally with our licensor, McLean Hospital, a Harvard teaching hospital.

Flupirtine is approved and marketed by Meda and its distributors in Europe and other countries for indications other than fibromyalgia and has been prescribed to millions of patients worldwide. We believe that such substantial human experience with flupirtine should greatly assist the FDA in its evaluation of the safety of flupirtine upon review of an NDA of flupirtine for fibromyalgia.

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Fibromyalgia: Clinical Development

Our Effirma (flupirtine) drug candidate for the treatment of fibromyalgia, has been partnered to Meda (see “Fibromyalgia: Meda Corporate Partnership” section above). Effirma is a selective neuronal potassium channel opener that also has NMDA receptor antagonist properties. Effirma is a non-opioid, non-NSAID, non-steroidal, analgesic. Preclinical data and clinical experience suggest that Effirma should also be effective for neuropathic pain since it acts in the central nervous system via a mechanism of action distinguishable from most marketed analgesics. Effirma is especially attractive because it operates through non-opiate pain pathways, exhibits no known abuse potential, and lacks withdrawal effects. In addition, no tolerance to its antinocioceptive effects has been observed. One common link between neuroprotection, nocioception and Effirma may be the N-methyl-D-aspartic acid glutamate system, a major receptor subtype for the excitotoxic neurotransmitter, glutamate. Effirma has strong inhibitory actions on N-methyl-D-aspartic acid-mediated neurotransmission. Flupirtine was originally developed by Asta Medica (subsequently acquired by Meda) and has been approved and is marketed by Meda in Europe since 1984, as well as other countries, for the treatment of pain. It has never been approved by the FDA for any indication.

According to Meda’s 2012 Year-End Report filed in February 2013, Meda has received the go-ahead from the FDA to conduct a Phase II proof of concept study for the treatment of fibromyalgia. Meda also announced that the randomized, double-blind, placebo and active-controlled study of patients with fibromyalgia will be conducted at 25 clinics in the U.S.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently consider immaterial may also adversely affect our business. We have attempted to identify below the major factors that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all of those factors.

If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We will need to raise additional capital to operate our business.

With the exception of the three months ended June 30, 2010, we have experienced significant losses since inception and have a significant accumulated deficit. We expect to incur additional operating losses in the future and therefore our cumulative losses to increase. To date, other than the licensing fee we received from Meda AB for the development and commercialization of Effirma (flupirtine) for fibromyalgia in the U.S., Canada and Japan and limited laboratory revenues from Adeona Clinical Laboratory, which we sold in March 2012, we have generated very minimal revenues. Inasmuch as our sole source of revenue (with the exception of the Meda licensing fee) has been our laboratory revenue and our laboratory was sold recently, we do not expect to derive revenue from any source in the near future until we or our partners successfully commercialize our products. As of December 31, 2012, our accumulated deficit totaled approximately $68.9 million on a consolidated basis. Until such time as we receive approval from the FDA and other regulatory authorities for our product candidates, we will not be permitted to sell our products and therefore will not have product revenues from the sale of products. For the foreseeable future we will have to fund all of our operations and capital expenditures from equity and debt offerings, cash on hand, licensing fees and grants. If our current cash, cash equivalents and short-term investments are not sufficient to sustain our operations, we will need to seek additional sources of financing and such additional financing may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned preclinical and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to delay, discontinue or curtail product development, forego sales and marketing efforts, and forego licensing in attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity or debt securities, which will have a dilutive effect on our stockholders.

We have not been able to sustain profitability.

Other than with respect to the three months ended June 30, 2010, we have a history of losses and we have incurred and continue to incur substantial losses and negative operating cash flow. Even if we succeed in developing and commercializing one or more of our product candidates, we may still incur substantial losses for the foreseeable future and may not sustain profitability. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will substantially increase in the foreseeable future as we do the following:

●	continue to undertake preclinical development and clinical trials for our product candidates;
●	expand our research activities with Intrexon relating to monoclonal antibodies for infectious diseases;
●	seek regulatory approvals for our product candidates;

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●	develop our product candidates for commercialization;
●	implement additional internal systems and infrastructure;
●	lease additional or alternative office facilities; and
●	hire additional personnel, including members of our management team.

We may experience negative cash flow for the foreseeable future as we fund our technology development with capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock and underlying securities.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.

We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others. Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

The technology on which our channel partnering arrangement with Intrexon is based on early stage technology.

On August 8, 2012, we announced an exclusive channel collaboration with Intrexon relating to the design, production, testing and commercialization of monoclonal antibodies for the treatment of certain infectious diseases. Although monoclonal antibody therapeutics are well established in the biotechnology and pharmaceutical sectors, their use for the treatment of infectious disease is extremely limited. In order for monoclonal antibodies to be effective for infectious diseases, they must not only properly target the organism of interest (or its toxins), but may also need to overcome defenses and forms of resistance of such organisms. To accomplish this may require the use of more than one specific monoclonal antibody, and mixtures of different monoclonal antibodies, which may create additional unforeseen complications, including increased manufacturing complexity and expense. In order to be competitive, monoclonal antibodies will be required to be produced at a low enough cost of goods in order to be profitably marketed. We have very limited development and manufacturing experience in the field of monoclonal antibodies and infectious disease. We cannot assure that any monoclonal antibody candidates will provide satisfactory in vitro and in vivo nonclinical results sufficient to warrant the expense of cGMP manufacture and clinical testing in human clinical trials.

We may not generate additional revenue from our relationships with our corporate collaborators.

On May 6, 2010, we entered into a sublicense agreement with Meda AB whereby we may receive milestone payments totaling $17.5 million (including an upfront payment of $2.5 million that has already been received), plus royalties on our flupirtine program. There can be no assurance that Meda AB will successfully develop flupirtine for fibromyalgia in the U.S., Canada or Japan that would allow us to receive such additional $15 million in milestone payments and royalties on sales in connection with such agreement. The successful achievement of the various milestones set forth in the sublicense agreement is not within our control and we will be dependent upon Meda AB for achievement of such milestones. According to Meda’s 2012 Year-End Report filed in February 2013, Meda has received the go-ahead from the FDA to conduct a Phase II proof of concept study for the treatment of fibromyalgia. There can be no assurance that Meda will initiate or successfully complete such planned study.

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We have experienced several management changes.

We have had significant changes in management in the past few years. Jeffrey Riley was appointed Chief Executive Officer and President on February 3, 2012. Effective February 6, 2012, C. Evan Ballantyne was appointed Chief Financial Officer. James S. Kuo, M.D., served as Chief Executive Officer and President from February 6, 2010 until February 3, 2012. Changes in our key positions, as well as additions of new personnel and departures of existing personnel, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

We may not be able to retain rights licensed to us by others to commercialize key products and may not be able to establish or maintain the relationships we need to develop, manufacture, and market our products.

In addition to our own patent applications, we also currently rely on licensing agreements with third party patent holders/licensors for our products. We have an exclusive license agreement with the McLean Hospital relating to the use of flupirtine to treat fibromyalgia which was sublicensed to Meda AB and an exclusive license agreement with the Regents of the University of California relating to our Trimesta technology. Each of these agreements requires us or our sublicensee to use our best efforts to commercialize each of the technologies as well as meet certain diligence requirements and timelines in order to keep the license agreement in effect. In the event we or our sublicensee are not able to meet our diligence requirements, we may not be able to retain the rights granted under our agreements or renegotiate our arrangement with these institutions on reasonable terms, or at all. Furthermore, we currently have very limited product development capabilities, and limited marketing or sales capabilities. For us to research, develop, and test our product candidates, we would need to contract with outside researchers, in most cases those parties that did the original research and from whom we have licensed the technologies. Our exclusive channel collaboration agreement with Intrexon provides that Intrexon may terminate each such agreement if we do not perform certain specified requirements, including developing therapies considered superior. Our agreement with The University of Texas allows the University to terminate its agreement if we fail to comply with the terms of the agreement. Our agreement with Prev provides Prev with the right to the return of the assets if we do not perform certain requirements.

We can give no assurances that any of our issued patents licensed to us or any of our other patent applications will provide us with significant proprietary protection or be of commercial benefit to us. Furthermore, the issuance of a patent is not conclusive as to its validity or enforceability, nor does the issuance of a patent provide the patent holder with freedom to operate without infringing the patent rights of others.

We will incur additional expenses in connection with our exclusive channel collaboration arrangement with Intrexon and our agreement with Prev.

Pursuant to our exclusive channel collaboration with Intrexon, we are responsible for future research and development expenses of product candidates developed under each such collaboration, the effect of which has and will continue to increase the level of our overall research and development expenses going forward. Our agreement with Prev requires that we initiate certain studies and file an NDA within a certain amount of time, each of which are costly and will require additional expenditures. Although all manufacturing, preclinical studies and human clinical trials are expensive and difficult to design and implement, costs associated with the manufacturing, research and development of biologic product candidates are generally greater in comparison to small molecule product candidates. We have added additional personnel and expect to add additional personnel to support our exclusive channel collaboration with Intrexon, and research and development of our biologic candidate, SYN-004.

Because our biologic programs are relatively new, we have only recently assumed development responsibility and costs associated with such programs. In addition, because development activities in collaboration with Intrexon are determined pursuant to a joint steering committees comprised of Intrexon and ourselves and we have limited experience, future development costs associated this program may be difficult to anticipate and exceed our expectations. Our actual cash requirements may vary materially from our current expectations for a number of other factors that may include, but are not limited to, unanticipated technical challenges, changes in the focus and direction of our development activities or adjustments necessitated by changes in the competitive landscape in which we operate. If we are unable to continue to financially support such collaborations due to our own working capital constraints, we may be forced to delay our activities. If we are unable to obtain additional financing on terms acceptable to us or at all, we may be forced to seek licensing partners or discontinue development.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Companies that currently sell or are developing both generic and proprietary products to treat multiple sclerosis include: Abbott Biotherapeutics Corporation, Bayer Health Care, Biogen Idec, Genzyme, GlaxoSmithKline Pharmaceuticals, Merck & Co., Pfizer, Novartis, Sanofi and Teva Pharmaceuticals. Companies that currently sell or are developing both generic and proprietary products to treat infectious diseases include: MedImmune, Pfizer, Cubist, Optimer Pharmaceuticals, Symphogen, Merus, GlaxoSmithKline Pharmaceuticals and Merck & Co. Many of our competitors have significant financial and human resources. The infectious disease market is highly competitive with many generic and proprietary intravenous and oral formulations available to physicians and their patients. For our monoclonal antibodies, we currently do not expect to be able to deliver our infectious disease candidates via the oral route and may thus be limited to the in-patient and/or acute treatment setting. In addition, academic research centers may develop technologies that compete with our Trimesta and flupirtine technologies. Should clinicians or regulatory authorities view these therapeutic regiments as more effective than our products, this might delay or prevent us from obtaining regulatory approval for our products, or it might prevent us from obtaining favorable reimbursement rates from payers, such as Medicare, Medicaid, hospitals and private insurers.

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We operate in a highly competitive environment.

The pharmaceutical and biotechnology industries, including the monoclonal antibody industry, are characterized by rapidly evolving technology and intense competition. Our competitors include major multi-national pharmaceutical companies and biotechnology companies developing both generic and proprietary therapies to treat serious diseases. Many of these companies are well-established and possess technical, human, research and development, financial, and sales and marketing resources significantly greater than ours. In addition, many of our potential competitors have formed strategic collaborations, partnerships and other types of joint ventures with larger, well established industry competitors that afford these companies potential research and development and commercialization advantages in the therapeutic areas we are currently pursuing.

Academic research centers, governmental agencies and other public and private research organizations are also conducting and financing research activities which may produce products directly competitive to those being developed by us. In addition, many of these competitors may be able to obtain patent protection, obtain FDA and other regulatory approvals and begin commercial sales of their products before us.

Competitors could develop and/or gain FDA approval of our product candidates for a different indication.

Since we do not have composition of matter patent claims for flupirtine and estriol, others may obtain approvals for other uses of these products that are not covered by our issued or pending patents. For example, the active ingredients in both Effirma (flurpirtine) and Trimesta (oral estriol) have been approved for marketing in overseas countries for different uses. Other companies, including the original developers or licensees or affiliates may seek to develop Effirma or Trimesta or their respective active ingredient(s) for other uses in the U.S. or any country we are seeking approval for. We cannot provide any assurances that any other company may obtain FDA approval for products that contain flupirtine and estriol in various formulations or delivery systems that might adversely affect our ability or the ability of Meda to develop and market these products in the U.S. We are aware that other companies have intellectual property protection using the active ingredients and have conducted clinical trials of flupirtine and estriol for different applications than what we are developing. Many of these companies may have more resources than us. We cannot provide any assurances that our products will be FDA-approved prior to our competitors.

If a product containing our active ingredients is already marketed or if the FDA approves other products containing our active ingredients in the future to treat indications, physicians may elect to prescribe and substitute a competitor’s products to treat the diseases for which we are intending to commercialize; this is commonly referred to as “off-label” use. While under FDA regulations a competitor is not allowed to promote off-label uses of its product, the FDA does not regulate the practice of medicine and, as a result, cannot direct physicians to select certain products for their patients. Consequently, we might be limited in our ability to prevent off-label use of a competitor’s product to treat the diseases we are intending to commercialize, even if we have issued method of use patents for that indication. If we are not able to obtain and enforce our patents, if any, or otherwise receive orphan drug protection in the case of ALS, a competitor could develop and commercialize similar products for the same indications that we are pursuing. We cannot provide any assurances that a competitor will not obtain FDA approval for a product that contains the same active ingredients as our products.

We rely on method patents and patent applications and various regulatory exclusivities to protect some of our product candidates and our ability to compete may be limited or eliminated if we are not able to protect our products.

Our competitiveness may be adversely affected if we are unable to protect our proprietary technologies. We do not have composition of matter patents for Trimesta or Effirma, or their respective active ingredients estriol and flupirtine. We rely on issued patent and pending patent applications for use of Trimesta to treat MS (issued U.S. Patent Nos. 6,936,599 and 8,372,826) and various other therapeutic indications, which have been exclusively licensed to us. We have exclusively licensed an issued patent for the treatment of fibromyalgia with flupirtine, which we have sublicensed to Meda AB.

Our AEN-100 drug candidate (gastroretentive zinc acetate) is the subject of U.S. and international pending patent applications, such as published U.S. patent application Ser. No. 11/621,962 and corresponding international applications that claim priority to January 10, 2006 as well as additional patent applications. On October 26, 2011, we received a final rejection letter with regard to U.S. patent application Ser. No. 11/621,962. On February 15, 2012, we filed a Request for Continued Examination. Our inability to obtain patent protection could hinder our partnering efforts.

The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could cause us to incur significant expense and divert the attention of our management.

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Others may file patent applications or obtain patents on similar technologies or compounds that compete with our products. We cannot predict how broad the claims in any such patents or applications will be, and whether they will be allowed. Once claims have been issued, we cannot predict how they will be construed or enforced. We may infringe intellectual property rights of others without being aware of it. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants, scientific advisors, current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods, and know-how or gain access to our proprietary information through some other means.

We may fail to retain or recruit necessary personnel, and we may be unable to secure the services of consultants.

As of April 26, 2013, we employed approximately fourteen individuals, eight of whom are full-time employees. We have also engaged clinical consultants to advise us on our clinical programs and regulatory consultants to advise us on our dealings with the FDA and other foreign regulatory authorities. We have been and will be required to retain additional consultants and employees in order to fulfill our obligations under our exclusive channel collaborations with Intrexon and our development obligations under our agreement with Prev. Our future performance will depend in part on our ability to successfully integrate newly hired officers into our management team and our ability to develop an effective working relationship among senior management.

Certain of our directors, scientific advisors, and consultants serve as officers, directors, scientific advisors, or consultants of other biopharmaceutical or biotechnology companies that might be developing competitive products to ours. Other than corporate opportunities, none of our directors are obligated under any agreement or understanding with us to make any additional products or technologies available to us. Similarly, we can give no assurances, and we do not expect and stockholders should not expect, that any biomedical or pharmaceutical product or technology identified by any of our directors or affiliates in the future would be made available to us other than corporate opportunities. We can give no assurances that any such other companies will not have interests that are in conflict with our interests.

Losing key personnel or failing to recruit necessary additional personnel would impede our ability to attain our development objectives. There is intense competition for qualified personnel in the drug and biologic development areas, and we may not be able to attract and retain the qualified personnel we would need to develop our business.

We rely on independent organizations, advisors, and consultants to perform certain services for us, including handling substantially all aspects of regulatory approval, clinical management, manufacturing, marketing, and sales. We expect that this will continue to be the case. Such services may not always be available to us on a timely basis when we need them.

If the parties we depend on for supplying substance raw materials for our product candidates and certain manufacturing-related services do not timely supply these products and services in sufficient quality or quantity, it may delay or impair our ability to develop, manufacture and market our product candidates.

We rely on suppliers for the substance raw materials of our product candidates and third parties for certain manufacturing-related services to produce material that meets appropriate content, quality and stability standards and use in clinical trials of our products and, after approval, for commercial distribution. We have not yet established cGMP manufacturers for our biologic and drug candidates. To succeed, clinical trials require adequate supplies of study material, which may be difficult or uneconomical to procure or manufacture. We and our suppliers and vendors may not be able to (i) produce our study material to appropriate standards for use in clinical studies, (ii) perform under any definitive manufacturing, supply or service agreements with us, or (iii) remain in business for a sufficient time to successfully produce and market our product candidates. If we do not maintain important manufacturing and service relationships, we may fail to find a replacement supplier or required vendor or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers and vendors, we may not be able to enter into agreements with them on terms and conditions favorable to us and, there could be a substantial delay before a new facility could be qualified and registered with the FDA and foreign regulatory authorities.

Clinical trials are very expensive, time-consuming, and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. We estimate that clinical trials of our product candidates would take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. Commencement and completion of clinical trials may be delayed by several factors, including:

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●	obtaining an IND application with the FDA to commence clinical trials;
●	identification of, and acceptable arrangements with, one or more clinical sites;
●	obtaining IRB approval to commence clinical trials;
●	unforeseen safety issues;
●	determination of dosing;
●	lack of effectiveness during clinical trials;
●	slower than expected rates of patient recruitment;
●	inability to monitor patients adequately during or after treatment;
●	inability or unwillingness of medical investigators to follow our clinical protocols; and
●	unwillingness of the FDA or IRBs to permit the clinical trials to be initiated.

In addition, we, IRBs or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if IRBs or the FDA finds deficiencies in our submissions or conduct of our trials.

The results of our clinical trials may not support our product candidate claims and the results of preclinical studies and completed clinical trials are not necessarily predictive of future results.

To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. Favorable results in our early studies or trials may not be repeated in later studies or trials. Even if our clinical trials are initiated and completed as planned, we cannot be certain that the results will support our product candidate claims. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. Furthermore, success of our predecessor with P1A, does not ensure success of SYN-004. We cannot be sure that the results of later clinical trials would replicate the results of prior clinical trials and preclinical testing nor that they would satisfy the requirements of the FDA or other regulatory agencies. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Any such failure could cause us or our sublicensee to abandon a product candidate and might delay development of other product candidates. Preclinical and clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals or commercialization. Any delay in, or termination of, our clinical trials would delay our obtaining FDA approval for the affected product candidate and, ultimately, our ability to commercialize that product candidate.

We depend on third parties, including researchers and sublicensees, who are not under our control.

Since we have in-licensed some of our product candidates, have sublicensed a product candidate and have collaboration agreements for the development of other product candidates, we depend upon our sublicensee and independent investigators and scientific collaborators, such as universities and medical institutions or private physician scientists, to advise us and to conduct our preclinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs or the timing of their procurement of clinical-trial data or their compliance with applicable regulatory guidelines. Should any of these scientific inventors/advisors or those of our sublicensee become disabled or die unexpectedly, or should they fail to comply with applicable regulatory guidelines, we or our sublicensee may be forced to scale back or terminate development of that program. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking those programs ourselves. Failing to devote sufficient time and resources to our drug-development programs, or substandard performance and failure to comply with regulatory guidelines, could result in delay of any FDA applications and our commercialization of the drug candidate involved.

These collaborators may also have relationships with other commercial entities, some of which may compete with us. Our collaborators assisting our competitors could harm our competitive position. For example, we are highly dependent on scientific collaborators for our Trimesta development program. Specifically, all of the clinical trials have been conducted under investigator-sponsored IND applications, not corporate-sponsored INDs. We have sometimes experienced difficulty in collecting data generated from these investigator-sponsored clinical trials for our programs. We cannot provide any assurances that we will not experience any additional delays in the future.

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We are also highly dependent on government and private grants to fund certain of our clinical trials for our product candidates. For example, Trimesta (oral estriol) has received grants totaling over $8 million, predominantly from the Southern California Chapter of the NMSS and the National Institutes of Health which funds a majority of the ongoing clinical trial in relapsing-remitting MS for women. Although we believe that the grant funding received to date is sufficient to complete the current clinical trial based upon current cost estimates, if we experience any additional unanticipated costs or require further clinical trials, and our scientific collaborator is unable to maintain or receive additional grants, we might be forced to scale back or terminate the development of this product candidate. We will also need to cross reference our IND with the inventor/IND holder for this program should we elect to file our own corporate IND for our Trimesta (oral estriol) program. The on-going and future development and commercialization of Effirma (flupirtine) for fibromyalgia is the responsibility of Meda AB and no assurance can be given that Meda will gain the FDA’s acceptance of the NDA or obtain NDA approval from the FDA of flupirtine for fibromyalgia.

With respect to our product candidates in collaboration with Intrexon, we are dependent upon Intrexon’s synthetic biology facilities and capabilities as we have no such facilities and capabilities of our own. We are also reliant on their vectors, monoclonal antibody discovery, production cell line development and know-how. If any of the foregoing were to become inaccessible or terminated, it would be difficult for us to develop and commercialize our synthetic biologic product candidates.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, as well as costs associated with lawsuits.

If any other person files patent applications, or is issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. We, or our licensors, may also need to participate in interference proceedings involving our issued patents and pending applications of another entity.

The intellectual property environment in the monoclonal antibody field is particularly complex, constantly evolving and highly fragmented. We have not conducted freedom-to-use patent searches on all aspects of our product candidates or potential product candidates, and we may be unaware of relevant patents and patent applications of third parties. In addition, the freedom-to-use patent searches that have been conducted may not have identified all relevant issued patents or pending patents. We cannot provide assurance that our proposed products in this area will not ultimately be held to infringe one or more valid claims owned by third parties which may exist or come to exist in the future or that in such case we will be able to obtain a license from such parties on acceptable terms.

We cannot guarantee that the practice of our technologies will not conflict with the rights of others. In some foreign jurisdictions, we could become involved in opposition proceedings, either by opposing the validity of another’s foreign patent or by persons opposing the validity of our foreign patents.

We may also face frivolous litigation or lawsuits from various competitors or from litigious securities attorneys. The cost to us of any litigation or other proceeding relating to these areas, even if deemed frivolous or resolved in our favor, could be substantial and could distract management from our business. Uncertainties resulting from initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations.

If we infringe the rights of others we could be prevented from selling products or forced to pay damages.

If our products, methods, processes, and other technologies are found to infringe the proprietary rights of other parties, we could be required to pay damages, or we may be required to cease using the technology or to license rights from the prevailing party. Any prevailing party may be unwilling to offer us a license on commercially acceptable terms.

RISKS RELATING TO OUR STOCK

We will seek to raise additional funds in the future, which may be dilutive to stockholders or impose operational restrictions.

We expect to seek to raise additional capital in the future to help fund development of our proposed products. If we raise additional capital through the issuance of equity or of debt securities, the percentage ownership of our current stockholders will be reduced. We may also enter into strategic transactions, issue equity as part of license issue fees to our licensors, compensate consultants or settle outstanding payables using equity that may be dilutive. Our stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

We are substantially controlled by our current officers, directors, and principal stockholders.

Currently, our directors, executive officers, and principal stockholders beneficially own a substantial number of shares of our common stock. As a result, they will be able to exert substantial influence over the election of our Board of Directors and the vote on issues submitted to our stockholders. Our executive officers and directors beneficially owned approximately 8.9 million shares of our common stock, including stock options and warrants exercisable within 60 days of March 27, 2013. Randal J. Kirk indirectly beneficially owns approximately 9.8 million shares of our common stock. Our executive officers, directors and principal stockholders together beneficially owned approximately 18.7 million shares of our common stock, including the stock options and warrants exercisable within 60 days of March 27, 2013. Because our common stock has from time to time been “thinly traded”, the sale of a substantial number of shares by our executive officers, directors and principal stockholders would have an adverse effect on the market for our stock and our share price.

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Our shares of common stock are from time to time thinly traded, so stockholders may be unable to sell at or near ask prices or at all if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has from time to time been “thinly-traded,” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

We cannot assure you that the common stock will be liquid or that it will remain listed on the NYSE MKT.

We cannot assure you that we will be able to maintain the continued listing standards of the NYSE MKT (formerly the NYSE Amex and the American Stock Exchange). The NYSE MKT requires companies to meet certain continued listing criteria including certain minimum stockholders' equity and equity prices per share as outlined in the NYSE MKT Exchange Company Guide. We may not be able to maintain such minimum stockholders' equity or prices per share or may be required to effect a reverse stock split to maintain such minimum prices and/or issue additional equity securities in exchange for cash or other assets, if available, to maintain certain minimum stockholders' equity required by the NYSE MKT. If we are delisted from the NYSE MKT then our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board securities market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from the NYSE MKT could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities. In order to remain listed on NYSE MKT, we are required to maintain a minimum stockholders’ equity of $6 million.

There may be issuances of shares of preferred stock in the future.

Although we currently do not have preferred shares outstanding, the Board of Directors could authorize the issuance of a series of preferred stock that would grant holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends would be declared to common stockholders, and the right to the redemption of such shares, possibly together with a premium, prior to the redemption of the common stock. To the extent that we do issue preferred stock, the rights of holders of common stock could be impaired thereby, including without limitation, with respect to liquidation.

Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.

Pursuant to the terms of the registration rights agreement that we entered into with Intrexon and an affiliated entity, we are required to file a registration statement with respect to securities issued to them within a certain time period and maintain the effectiveness of such registration statement. The failure to do so could result in the payment of damages by us. There can be no assurance that we will be able to maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur damages with respect to such agreements.

RISKS RELATED TO OUR INDUSTRY

We are subject to government regulation, compliance with which can be costly and difficult.

In the U.S., the formulation, manufacturing, packaging, storing, labeling, promotion, advertising, distribution and sale of our products are subject to regulation by various governmental agencies, including (1) the FDA, (2) the Federal Trade Commission, or FTC, (3) the Consumer Product Safety Commission, or CPSC, (4) the U.S. Department of Agriculture, or USDA. Our proposed activities may also be regulated by various agencies of the states, localities and foreign countries in which our proposed products may be manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of over-the-counter, or OTC drugs, prescription drugs, conventional foods, dietary supplements, and cosmetics such as those that we intend to distribute. FDA regulations require us and our suppliers to meet relevant cGMP regulations for the preparation, packing, labeling, and storage of all drugs and foods.

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Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing FDA regulation, including record-keeping requirements, reporting of adverse experiences, submitting periodic reports, drug sampling and distribution requirements, manufacturing or labeling changes, record-keeping requirements, and compliance with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies, and are subject to periodic unannounced inspections for GMP compliance, imposing procedural and documentation requirements upon us and third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, suspension of production or injunctions, seizures, or civil or criminal sanctions. We cannot be certain that we or our present or future subcontractors will be able to comply with these regulations.

The FDA regulates prescription drug labeling and promotion activities. The FDA actively enforces regulations prohibiting the marketing of products for unapproved uses. The FDA permits the promotion of drugs for unapproved uses in certain circumstances, subject to stringent requirements. We and our product candidates are subject to a variety of state laws and regulations which may hinder our ability to market our products. Whether or not FDA approval has been obtained, approval by foreign regulatory authorities must be obtained prior to commencing clinical trials, and sales and marketing efforts in those countries. These approval procedures vary in complexity from country to country, and the processes may be longer or shorter than that required for FDA approval. We may incur significant costs to comply with these laws and regulations now or in the future.

The FDA, comparable foreign regulators and state and local pharmacy regulators impose substantial requirements upon clinical development, manufacture and marketing of pharmaceutical products. These and other entities regulate research and development and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our products. The drug approval process required by the FDA under the Food, Drug, and Cosmetic Act generally involves:

●	preclinical laboratory and animal tests;
●	submission of an IND, prior to commencing human clinical trials;
●	adequate and well-controlled human clinical trials to establish safety and efficacy for intended use;
●	submission to the FDA of an NDA or Biologics License Application (BLA); and
●	FDA review and approval of an NDA or BLA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, and animal studies to assess potential safety and efficacy. Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. In some cases, long-term preclinical studies are conducted concurrently with clinical studies.

We will submit the preclinical test results, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we begin human clinical trials. The IND automatically becomes effective 30 days after filing, unless the FDA raises questions about conduct of the trials outlined in the IND and imposes a clinical hold, in which case, the IND sponsor and FDA must resolve the matters before clinical trials can begin. It is possible that our submission may not result in FDA authorization to commence clinical trials.

Clinical trials must be supervised by qualified investigators in accordance with good clinical practice (GCP) regulations, which include informed consent requirements. Each study must be approved and monitored by the appropriate IRBs which are periodically informed of the study’s progress, adverse events and changes in research. Annual updates are submitted to the FDA and more frequently if certain serious adverse events occur.

Human clinical trials of drug candidates typically have three sequential phases that may overlap:

Phase I: The drug is initially tested in healthy human subjects or patients for safety, dosage tolerance, absorption, metabolism, distribution, and excretion.

Phase II: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, determine efficacy for specific diseases and establish dosage tolerance and optimal dosage.

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Phase III: When Phase II evaluations demonstrate that a dosage range is effective with an acceptable safety profile, Phase III trials to further evaluate dosage, clinical efficacy and safety, are undertaken in an expanded patient population, often at geographically dispersed sites.

We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, an IRB or the IND sponsor may suspend clinical trials at any time on various grounds, including a finding that subjects or patients are exposed to unacceptable health risk. Concurrent with these trials and studies, we also develop chemistry and physical characteristics data and finalize a manufacturing process in accordance with good manufacturing practice (GMP) requirements. The manufacturing process must conform to consistency and quality standards, and we must develop methods for testing the quality, purity, and potency of the final products. Appropriate packaging is selected and tested, and chemistry stability studies are conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life. Results of the foregoing are submitted to the FDA as part of a NDA (or BLA in case of biologic products) for marketing and commercial shipment approval. The FDA reviews each NDA or BLA submitted and may request additional information.

Once the FDA accepts the NDA or BLA for filing, it begins its in-depth review. The FDA has substantial discretion in the approval process and may disagree with our interpretation of the data submitted or identify new concerns. The process may be significantly extended by requests for new information or clarification of information already submitted. As part of this review, the FDA may refer the application to an advisory committee, typically a panel of clinicians. Manufacturing establishments often are inspected prior to NDA or BLA approval to assure compliance with GMPs and with manufacturing commitments made in the application.

Submission of an NDA or BLA with clinical data requires payment of a fee. In return, the FDA assigns a goal of ten months for issuing its “complete response,” in which the FDA may approve or deny the NDA or BLA, or require additional clinical data. Even if these data are submitted, the FDA may ultimately decide the NDA or BLA does not satisfy approval criteria. If the FDA approves the NDA or BLA, the product becomes available for marketing. Product approval may be withdrawn if regulatory compliance is not maintained or safety problems occur. The FDA may require post-marketing studies, also known as phase IV studies, as a condition of approval, and requires surveillance programs to monitor approved products that have been commercialized. The agency has the power to require changes in labeling or prohibit further marketing based on the results of post-marketing surveillance.

Satisfaction of these and other regulatory requirements typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures on our activities. We cannot be certain that the FDA or other regulatory agencies will approve any of our products on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses.

Even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business.

The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Increased attention to the containment of health care costs worldwide could result in new government regulations materially adverse to our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

We do not have a guarantee of patent term restoration and marketing exclusivity of the ingredients for our drugs even if we are granted FDA approval of our products.

The U.S. Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman) permits the FDA to approve Abbreviated New Drug Applications (ANDAs) for generic versions of innovator drugs, as well as NDAs with less original clinical data, and provides patent restoration and exclusivity protections to innovator drug manufacturers. The ANDA process permits competitor companies to obtain marketing approval for drugs with the same active ingredient and for the same uses as innovator drugs, but does not require the conduct and submission of clinical studies demonstrating safety and efficacy. As a result, a competitor could copy any of our drugs and only need to submit data demonstrating that the copy is bioequivalent to gain marketing approval from the FDA. Hatch-Waxman requires a competitor that submits an ANDA, or otherwise relies on safety and efficacy data for one of our drugs, to notify us and/or our business partners of potential infringement of our patent rights. We and/or our business partners may sue the company for patent infringement, which would result in a 30-month stay of approval of the competitor’s application. The discovery, trial and appeals process in such suits can take several years. If the litigation is resolved in favor of the generic applicant or the challenged patent expires during the 30-month period, the stay is lifted and the FDA may approve the application. Hatch-Waxman also allows competitors to market copies of innovator products by submitting significantly less clinical data outside the ANDA context. Such applications, known as “505(b)(2) NDAs” or “paper NDAs,” may rely on clinical investigations not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use and are subject to the ANDA notification procedures described above.

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The law also permits restoration of a portion of a product’s patent term that is lost during clinical development and NDA review, and provides statutory protection, known as exclusivity, against FDA approval or acceptance of certain competitor applications. Restoration can return up to five years of patent term for a patent covering a new product or its use to compensate for time lost during product development and regulatory review. The restoration period is generally one-half the time between the effective date of an IND and submission of an NDA, plus the time between NDA submission and its approval (subject to the five-year limit), and no extension can extend total patent life beyond 14 years after the drug approval date. Applications for patent term extension are subject to U.S. Patent and Trademark Office (USPTO) approval, in conjunction with FDA. Approval of these applications takes at least nine months, and there can be no guarantee that it will be given at all.

Hatch-Waxman also provides for differing periods of statutory protection for new drugs approved under an NDA. Among the types of exclusivity are those for a “new molecular entity” and those for a new formulation or indication for a previously-approved drug. If granted, marketing exclusivity for the types of products that we are developing, which include only drugs with innovative changes to previously-approved products using the same active ingredient, would prohibit the FDA from approving an ANDA or 505(b)(2) NDA relying on our safety and efficacy data for three years. This three-year exclusivity, however, covers only the innovation associated with the original NDA. It does not prohibit the FDA from approving applications for drugs with the same active ingredient but without our new innovative change. These marketing exclusivity protections do not prohibit the FDA from approving a full NDA, even if it contains the innovative change.

USE OF PROCEEDS

We will not receive any proceeds from the disposition by the Selling Stockholders of any of the shares of our common stock covered by this prospectus. A portion of the Shares covered by this prospectus are issuable upon exercise of the Warrants to purchase our common stock. Upon any exercise of the Warrants for cash, such Selling Stockholders would pay us the exercise price of the Warrants. Cash received from exercise of the Warrants will be used for general corporate purposes. Additionally, the Warrants are exercisable on a cashless basis. If any Warrants are exercised on a cashless basis, we would not receive any cash payment from such Selling Stockholders upon such exercise of such Warrants.

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SELLING STOCKHOLDERS

This prospectus covers the disposition by the Selling Stockholders identified below, or their transferee(s), of a total of 10,788,065 shares of our common stock comprised of 10,152,210 shares of common stock issued and outstanding and 635,855 shares of common stock issuable upon exercise of warrants. All of the shares included in this offering were issued as described below.

Each Selling Stockholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described below.

The following table sets forth the number of shares of the common stock owned by the Selling Stockholder as of April 26, 2013 and after giving effect to this offering assuming all of the shares covered hereby are sold by the Selling Stockholder. The percentage of beneficial ownership is based on 44,654,414 shares of our common stock outstanding as of April 26, 2013.

Selling Stockholder	Beneficial Ownership Before the Sale of all Shares Covered by this Prospectus	Percentage of Beneficial Ownership Before the Sale of all Shares Covered by this Prospectus	Total Shares Offered By Selling Stockholder in the Offering Covered by this Prospectus	Beneficial Ownership After the Sale of all Shares Covered by this Prospectus(1)	Percentage of Beneficial Ownership After the Sale of all Shares Covered by this Prospectus

Allen Adler	193,750	*	93,750	100,000	*
Helen Hartnett, IRA Custodian	31,250	*	31,250	0	*
Roger J. LaGratta, IRA Custodian	227,500	*	187,500	40,000	*
Eugene Mark Landry, IRA Custodian	31,250	*	31,250	0	*
Barry Peters Roth IRA Custodian	31,250	*	31,250	0	*
Christopher Basta	31,250	*	31,250	0	*
Belmont Ventures, Inc.(2)	1,562,500	3.5%	312,500	1,250,000	2.8%
Carruthers Living Trust UAD 4/1/04(3)	100,000	*	100,000	0	*
Chulick Family Trust(4)	93,750	*	93,750	0	*
John LaGratta	300,000	*	100,000	200,000	*
Stephen S. Lipton	15,000	*	15,000	0	*
Mintz and Co.(5)	31,250	*	31,250	0	*
Sean E. McCance	62,500	*	62,500	0	*
Richard Molinsky	30,000	*	30,000	0	*
MSD Credit Opportunity Master Fund, L.P.(6)	2,100,000	4.7%	2,100,000	0	*
Richard R. Redmond	31,250	*	31,250	0	*
Dominick Ruggiero	50,000	*	50,000	0	*
Smokeshire Partners LLC(7)	62,500	*	62,500	0	*
Louis Vigden	30,000	*	30,000	0	*
Laurence Zalk	50,000	*	50,000	0	*
Griffin Securities, Inc.(8)	411,834	*	311,834	100,000	*
Adrian Z. Stecyk (9)	723,667	1.6%	623,667	100,000	*
Salvatore Saraceno(10)	7,500	*	7,500	0	*
George Stephenson(11)	4,688	*	4,688	0	*
Intrexon Corporation(12)	6,675,768	14.95%	3,552,210	3,123,558	6.99%
NRM VII Holdings I, LLC(13)	3,125,000	7.0%	3,125,000	0	0%

*less than 1%

(1) (2)

These numbers assume the Selling Stockholders sell all of the Shares being registered in this prospectus, including shares exercisable upon the exercise of the Warrants which are being registered in this prospectus, and they do not sell any of the other Shares of common stock they own on April 25, 2013, that are not included in this prospectus. We have also not assumed selling by the Selling Stockholders of shares registered in any other registration statement we may have filed.

Joel C. Flint is the authorized agent for Belmont Ventures and as such has voting and investment power over the shares listed.

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(3)	James L. Carruthers, Jr. is trustee of the Caruthers Living Trust and as such has voting and investment power over the shares listed.
(4)	John Chulick and Kathi Chulick are trustees of the Chulick Family Trust and as such have voting and investment power over the shares listed.
(5)	Mintz and Co. is the record and direct beneficial owner of the shares of common stock. Lowell A. Mintz is the senior partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, Mintz and Co.
(6)	MSD Credit Opportunity Master Fund, L.P. is the record and direct beneficial owner of the securities. MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Credit Opportunity Master Fund L.P. MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP) and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common stock beneficially owned by MSDC Management(GP) Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common stock, except to the extent of the pecuniary interest of such person in such shares.
(7)	Smokeshire Partners, LLC is the record and direct beneficial owner of the shares of common stock. Mintz and Co. is the manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, Smokeshire Partners, LLC. Lowell A. Mintz is the senior partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, Mintz and Co.
(8)	Includes 311,834 shares of our common stock issuable upon exercise of the Warrants issued to Griffin Securities, Inc. (“Griffin”), as our placement agent in our October 2012 Private Placement and 100,000 shares of our common stock issuable upon exercise of warrants issued to Griffin for financial advisory services in accordance with the terms of a financial advisory agreement we entered into with Griffin in December 2011. Griffin is a registered broker-dealer that served as the placement agent in connection with our October 2012 Private Placement. Adrian Stecyk is the Chief Executive Officer of Griffin and an affiliate of a registered-broker-dealer. Mr. Stecyk has voting and dispositive power with respect to the warrants and the underlying shares.
(9)	Includes 411,834 shares of common stock issuable upon exercise of the Warrants issued to Griffin and financial advisor warrants issued to Griffin and 311,833 shares of common stock issuable upon exercise of warrants issued to Mr. Stecyk. Mr. Stecyk has voting and dispositive power with respect to the warrants and the underlying shares.
(10)	Consists of shares of common stock issuable upon exercise of the Warrants issued to Mr. Saraceno. Mr. Saraceno is an employee of Griffin. Griffin is a registered broker-dealer that served as the placement agent in connection with our October 2012 Private Placement.
(11)	Consists of shares of common stock issuable upon exercise of the Warrants issued to Mr. Stephenson. Mr. Stephenson is an employee of Griffin. Griffin is a registered broker-dealer that served as the placement agent in connection with our October 2012 Private Placement.
(12)	Randal J. Kirk, the Chief Executive Officer of the Selling Stockholder, Intrexon, directly and through certain affiliates, has voting and dispositive power over a majority of the outstanding capital stock of Intrexon. Mr. Kirk may therefore be deemed to have voting and dispositive power over the shares of the issuer owned by Intrexon. Mr. Kirk disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
(13)	Mr. Kirk indirectly controls NRM VII Holdings I, LLC. Mr. Kirk disclaims beneficial ownership of the shares held by NRM VII Holdings I, LLC, except to the extent of any pecuniary interest therein.

In October 2012, we consummated the October 2012 Private Placement and entered into a stock purchase agreement and registration rights agreement with several of the Selling Stockholders. Of the shares of common stock being offered under this prospectus 6,600,000 were acquired by the Selling Stockholders in our October 2012 Private Placement and 635,855 shares are able to be acquired pursuant to the Warrants we issued in connection with our October 2012 Private Placement, which Warrants are currently exercisable. Of the shares of common stock being offered under this prospectus 3,475,000 and 635,855 shares underlying the Warrants were registered under our registration statement File No. 333-185457, which was declared effective December 20, 2012. The 3,552,210 shares of common stock issued to Intrexon were issued pursuant to the Second Stock Issuance Agreement described below.

The shares sold to the Selling Stockholders in the October 2012 Private Placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

On August 6, 2012, we entered into a second Exclusive Channel Collaboration Agreement (the “Second Channel Agreement”) with Intrexon that governs a “channel collaboration” arrangement in which we will use Intrexon’s technology relating to the identification, design and production of human antibodies and DNA vectors for the development and commercialization of a series of monoclonal antibody therapies for the treatment of certain serious infectious diseases for the treatment of eight specific target infectious disease indications (the “Field”). See “Description of Securities” for a description of additional shares of common stock that may be issued to Intrexon under certain circumstances. On October 16, 2012, we issued 3,552,210 shares of our Common Stock as consideration in connection with the Second Channel Agreement and the related Stock Issuance Agreement with Intrexon that we entered into on August 6, 2012 (the “Second Stock Issuance Agreement”).

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In connection with the transactions contemplated by the Second Stock Issuance Agreement, and pursuant to the First Amendment to Registration Rights Agreement executed and delivered by the parties at the closing, we agreed to file a “resale” registration statement registering the resale of certain of the shares issued under the Second Stock Issuance Agreement. Under that agreement, we are obligated to use our reasonable best efforts to cause the “resale” registration statement to be declared effective as promptly as practicable after filing and to maintain the effectiveness of the registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  The Shares sold to Intrexon pursuant to the terms of the Second Stock Issuance Agreement were sold pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

On November 18, 2011, we entered into a Stock Purchase Agreement with Intrexon (the “First Stock Issuance Agreement”) pursuant to which we issued to Intrexon 3,123,558 shares of our common stock at a purchase price equal to the $0.001 par value of such shares, which issuance was deemed paid in consideration for the execution and delivery of the channel agreement which was entered into on November 18, 2011 and terminated on April 16, 2013. We also agreed to an equity participation right in future securities offerings. See “Description of Securities” for additional information regarding Intrexon’s equity participation right.

In connection with the transactions contemplated by the First Stock Issuance Agreement, and pursuant to a Registration Rights Agreement that was executed and delivered by the parties, we filed a “resale” registration statement registering the resale of the 3,123,558 shares of common stock issued to Intrexon within 120 days of the closing of such transaction, which was declared effective on April 13, 2012.

PLAN OF DISTRIBUTION

We are registering the Shares previously issued to the Selling Stockholders to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be affected in transactions, which may involve crosses or block transactions:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
●	through the writing of options, whether such options are listed on an options exchange or otherwise;
●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	short sales;
●	through the distribution of the common stock by any Selling Stockholders to its partners, members or Stockholders;
●	through one or more underwritten offerings on a firm commitment or best efforts basis;
●	sales pursuant to Rule 144;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also transfer the Shares by gift. The Selling Stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Shares. These brokers, dealers or underwriters may act as principals, or as an agent of a Selling Stockholder. Broker-dealers may agree with a Selling Stockholder to sell a specified number of the Shares at a stipulated price per security. If the broker-dealer is unable to sell the Shares acting as agent for a Selling Stockholder, it may purchase as principal any unsold Shares at the stipulated price. Broker-dealers who acquire Shares as principals may thereafter resell the Shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the Shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

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The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the Shares are covered by this prospectus.

If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, a Selling Stockholder may, from time to time, sell the Shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the Shares offered under this prospectus may be used to cover short sales.

The Selling Stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The shares of common stock offered hereby were originally issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the Selling Stockholders have sold all of the securities or one year after the shares were acquired by the Selling Stockholder. We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $30,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with Registration Rights Agreement, or we may be entitled to contribution.

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Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 100 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share. As of April 25, 2013, 44,654,414 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offering will when issued be fully paid and non-assessable.

Warrants

Outstanding Warrants

As of April 25, 2013, we had issued and outstanding a total of 1,632,501 warrants to purchase our common stock outstanding at a weighted-average price of $1.99. Included in the number of outstanding warrants are (a) Warrants to acquire an aggregate of 635,855 shares of our common stock at an exercise price of $1.60 per share for a five year period (subject to a cashless exercise provision) we issued to Griffin and its designees in connection with the closing of our October 2012 Private Placement on October 30, 2012, the underlying shares of which are being registered under the registration statement of which this prospectus forms a part; and (b) additional warrants to acquire 100,000 shares of our common stock issued to our Griffin in December 2012 for financial advisory services in accordance with the terms of our financial advisory agreement we entered into with them.

Equity Participation Right-Intrexon

Under the First Stock Issuance Agreement, Intrexon is entitled, at its election, to (i) participate in our future securities offerings that constitute “Qualified Financings” and purchase securities equal to 19.99% of the number of shares of common stock or other securities sold in such offering. For this purpose, a “Qualified Financing” means a sale of common stock or equity securities convertible into common stock in a public or private offering, raising gross proceeds of at least $5,000,000, where the sale of shares is either registered under the Securities Act, at the time of issuance or we agrees to register the resale of such shares, and (ii) without restriction, purchase an additional number of shares of common stock in the open market, or otherwise, that do not exceed an additional 10% of the number of shares of common stock then issued and outstanding; Intrexon waived its right to participate in the October 2012 Private Placement.

Second Exclusive Channel Collaboration Agreement

On August 6, 2012, we entered into the Second Channel Agreement with Intrexon that governs a “channel collaboration” arrangement in which we will use Intrexon’s technology relating to the identification, design and production of human antibodies and DNA vectors for the development and commercialization of a series of monoclonal antibody therapies for the treatment of certain serious infectious diseases. On October 16, 2012, we issued 3,552,210 shares of our common stock to Intrexon which issuance is deemed paid in consideration for the execution and delivery of the Second Channel Agreement.

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We also agreed upon the filing of an Investigational New Drug application with the U.S. Food and Drug Administration for a Synthetic Product (as defined in the agreement), or alternatively the filing of the first equivalent regulatory filing with a foreign regulatory agency (both as applicable, the “IND Milestone Event”), to pay Intrexon either (i) two million dollars ($2M) in cash, or (ii) that number of shares of common stock having a fair market value equaling two million dollars ($2M) where such fair market value is determined using published market data of the share price for common stock at the close of market on the business day immediately preceding the date of public announcement of attainment of the IND Milestone Event.

We also agreed upon the first to occur of either first commercial sale of a Synthetic Product in a country or the granting of the regulatory approval of that Synthetic Product (both as applicable, the “Approval Milestone Event”), to pay to Intrexon either (i) three million dollars ($3M) in cash, or (ii) that number of shares of common stock having a fair market value equaling three million dollars ($3M) where such fair market value is determined using published market data of the share price for common stock at the close of market on the business day immediately preceding the date of public announcement of attainment of the Approval Milestone Event.

We has also agreed that we will pay an optional and varying fee whereby we remit a payment, in cash or equity at our sole discretion, to Intrexon calculated as a multiple of the number of targets in excess of three (3) total that we desire to elect (the “Field Expansion Fee”). The Field Expansion Fee must be paid completely in either common stock or cash, and will comprise either (i) two million dollars ($2M) in cash for each target in excess of three (3) total that we will elect, or (ii) that number of shares of common stock having a fair market value equaling two million dollars ($2M) for each such target that we will elect in excess of three where such fair market value is determined using published market data establishing the volume-weighted average price for a share of common stock over the thirty (30) day period immediately preceding the date of the Field Expansion Fee closing.

LEGAL MATTERS

Gracin & Marlow, LLP, New York, New York will issue an opinion about certain legal matters with respect to the securities.

EXPERTS

The financial statements as of December 31, 2012 and for the year ended December 31, 2012 incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered accounting firm, incorporated herein by reference, given on authority of said firm as experts in auditing and accounting. The financial statements as of December 31, 2011 and for the year ended December 31, 2011 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Berman & Company, P.A.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering:

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●	Our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 16, 2013;
●	Our current report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2013;
●	Our current report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2013;
●	Our current report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013;
●	Our current report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2013; and
●	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Commission on January 29, 1993 (File No. 000-21156).

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our amended and restated bylaws contain provisions that permit us to indemnify our directors and officers to the full extent permitted by Nevada law, and our Articles of Incorporation, as amended, contains provisions that eliminate the personal liability of our directors in each case for monetary damages to us or our stockholders for breach of their fiduciary duties, except to the extent that Nevada law prohibits indemnification or elimination of liability. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

The rights of indemnification provided in our amended and restated bylaws are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

155 Gibbs Street, Ste. 412
Rockville, Maryland 20850

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10,788,065 Shares

Common Stock

PROSPECTUS DATED APRIL 29, 2013

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses in connection with the shelf registration of the common stock registered under this registration statement, other than any underwriting discounts and commissions. The actual amounts of such fees and expenses will be determined from time to time. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee	$1,322
Legal fees and expenses	2,500
Accounting fees and expenses	7,500
Transfer agent and registrar fees and expenses	1,000
Printing and engraving expenses	1,000
Miscellaneous	1,678

Total	$15,000

Item 15.	Indemnification of Directors and Officers.

Section 78.138 of the Nevada Revised Statute provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Registrant’s Articles of Incorporation, as amended, and amended and restated bylaws provide for indemnification of directors, officers, employees or agents of the Registrant to the fullest extent permitted by Nevada law (as amended from time to time).  Section 78.7502 of the Nevada Revised Statute provides that such indemnification may only be provided if the person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to behave his conduct was unlawful.

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Item 16.	Exhibits.

3.1	Certificate of Incorporation, as amended (Incorporated by reference to (i) Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 16, 2008, (ii) Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed August 14, 2001 and (iii) Exhibits 3.1, 4.1 and 4.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 filed August 14, 1998.)

3.2	Articles of Merger (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 19, 2009.)

3.3	Certificate of Merger filed with the Secretary of State of Delaware (Incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed October 19, 2009.)

3.4	Articles of Incorporation filed with the Nevada Secretary of State (Incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K filed October 19, 2009.)

3.5	Bylaws (Incorporated by reference to (i) Exhibit 3.4 of the Registrant’s Current Report on Form 8-K filed October 19, 2009 and (ii) Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed June 3, 2010.)

3.6	Amended and Restated Bylaws Adopted and Effective October 31, 2011 (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 2, 2011.)

3.7	Certificate of Amendment to Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed February 16, 2012.)

4.10	Form of Warrant to Purchase Common Stock issued February 2012(Incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 10-K filed March 30, 2012.)

5.1	Legal opinion of Gracin & Marlow, LLP*

10.1	Financial Advisory Agreement with Griffin Securities, Inc. dated as of December 20, 2011. (Incorporated by reference to Exhibit 10.34 of the Registrant’s Annual Report on Form 10-K filed March 30, 2012.)

10.2	Registration Rights Agreement with Intrexon Corporation (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed November 21, 2011.)

10.3	Exclusive Channel Collaboration Agreement between Synthetic Biologics, Inc. and Intrexon Corporation dated as of August 6, 2012 (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed August 9, 2012.)

10.4	Stock Issuance Agreement between Synthetic Biologics, Inc. and Intrexon Corporation dated as of August 6, 2012 (Incorporated by reference to Exhibit 10.21 of the Registrant's Current Report on Form 8-K filed August 9, 2012.)

10.5

First Amendment to Registration Rights Agreement by and between Synthetic Biologics, Inc. and Intrexon Corporation dated as of August 6, 2012 (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed August 9, 2012.)

10.6	Form of Stock Purchase Agreement dated October 25, 2012 (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed October 31, 2012.)

10.7	Form of Registration Rights Agreement dated October 25, 2012 (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed October 31, 2012.)

10.8	Joinder Agreement dated October 25, 2012 (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed October 31, 2012.)

23.1	Consent of Independent Registered Public Accounting Firm -BDO USA, LLP.*

23.2	Consent of Independent Registered Public Accounting Firm -Berman & Company, P.A.*

23.3	Consent of Gracin & Marlow, LLP (included in Exhibit 5.1)

24.1	Powers of Attorney for our directors (included on signature page)

*	Filed herewith

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Item 17.	Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however , that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)  The registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

(6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

(7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, April 29, 2013.

SYNTHETIC BIOLOGICS, INC.

By:	/s/ Jeffrey Riley
Chief Executive Officer, President and Director
(Principal Executive Officer)

By:	/s/ C. Evan Ballantyne
Chief Financial Officer (Principal Financial and Accounting Officer)

  POWER OF ATTORNEY

We, the undersigned hereby severally constitute and appoint each of Jeffrey Riley and C. Evan Ballantyne our true and lawful attorney and agent, with full power to each to sign for us, and in our names in the capacities indicated below, any and all amendments to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act 1933, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Jeffrey Riley Jeffrey Riley	Chief Executive Officer, President and Director	April 29, 2013
(Principal Executive Officer)
/s/ Jeffrey J. Kraws Jeffrey J. Kraws	Chairman	April 29, 2013

/s/ Steve H. Kanzer	Director	April 29, 2013
Steve H. Kanzer

/s/ Scott L. Tarriff Scott L. Tarriff	Director	April 29, 2013

/s/ Jeffrey Wolf Jeffrey Wolf	Director	April 29, 2013

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